Exhibit 99.4

Hilde Windels is currently executive chair of the Board of Directors of Mycartis NV and co-CEO. She holds a master in economics (Commercial Engineer) from the University of Leuven (Belgium) and has close to 20 years of experience in biotech with a track record of business and corporate strategy, building and structuring organizations, private fundraising, M&A and public capital markets. She worked as CFO for several biotech companies until 2011 when Hilde joined Biocartis. She started as CFO, transitioning to the co-CEO role in 2015 and CEO a.i. in 2017. She still serves as a board member at Biocartis. In addition, Mrs. Hilde Windels is member of the boards of Erytech, Ablynx, MDxHealth and VIB.